SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
BRADLEY A. KLEIN ˜	FAX: (852) 3740-4727	LOS ANGELES
CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ♦*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦(ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
˜ (ALSO ADMITTED IN ILLINOIS)		LONDON
*(ALSO ADMITTED IN NEW YORK)		MOSCOW
MUNICH
REGISTERED FOREIGN LAWYER		PARIS
Z. JULIE GAO (CALIFORNIA)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

January 3, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Pinduoduo Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Pinduoduo Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed registered public offering (the “Proposed Offering”) in the United States of the Company’s Class A ordinary shares, par value US$0.000005 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission.

The Company’s  registration statement under the Securities Act of 1933, as amended (“Securities Act”) in connection with its initial public offering of ADSs became effective on July 25, 2018. Since the commencement of trading of the Company’s ADSs on the Nasdaq Global Select Market on July 26, 2018, the Company has not experienced material adverse changes in its business, liquidity and financial condition. The Company confirms that it will publicly file its registration statement and nonpublic draft submission in respect of the Proposed Offering such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Financial Statements

The Company has included in this submission its audited consolidated financial statements for the years ended, and as of, December 31, 2016 and 2017, as well as its unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2017 and 2018, and as of September 30, 2018.

Effective January 1, 2019, the Company has ceased to be an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company respectfully advises the Commission that the Company has not included audited financial statements for the year ended December 31, 2015 and selected financial information for the years ended December 31, 2013, 2014 and 2015 for the reasons set forth in the waiver request submitted to the Commission under Rule 3-13 of Regulation S-X on December 30, 2018.

*  *  *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Henry Song, partner at Ernst &Young Hua Ming LLP, by telephone at +86-21-2228-2054 or via email at henry.song@cn.ey.com. Ernst &Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Zheng Huang, Chairman of the Board of Directors and Chief Executive

Officer, Pinduoduo Inc.

Henry Song, Partner, Ernst &Young Hua Ming LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP